Exhibit 16.1

August 6, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 5, 2020, to be filed by our former client, Odyssey Group International, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ Piercy Bowler Taylor & Kern

Certified Public Accountants